UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 2

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2025

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Time of Issue	Amounts as to which registration is effective	Name of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

CALEB HOLDEN

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

MATTHEW EMDE	YVES POIRIER	PAUL E. DENARO
Director General	Consul	Milbank LLP
Funds Management Division	Consulate General of Canada	55 Hudson Yards
Department of Finance, Canada	466 Lexington Avenue	New York, NY 10001
13th Floor, 90 Elgin Street	20th Floor
Ottawa, Ontario K1A 0G5	New York, NY 10017

*	The Registrant is filing this amendment to its annual report on a voluntary basis.

This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2025 is being filed to include as an exhibit to such form the Opinion and Consent of General Counsel, Finance Legal Services, Department of Justice (Canada) prepared in connection with the offering of U.S. $3,500,000,000 aggregate principal amount of Canada’s 4.250% United States Dollar Bonds due May 28, 2031 (the “bonds”) described in Canada’s prospectus supplement dated May 20, 2026 (the “prospectus supplement”) to its prospectus dated February 27, 2025 (the “prospectus”) relating to bonds registered on Registration Statement No. 333-283961.

That portion of the bonds offered by the prospectus supplement and prospectus sold or to be sold in the United States or in circumstances where registration of the bonds is required has been registered under registration statement no. 333-283961. Such portion is not expected to exceed an aggregate principal amount of U.S. $1,485,110,000. Following the completion of the offering of the bonds offered by the prospectus supplement and the prospectus, an aggregate of U.S. $5,619,890,000 will remain registered on registration statement no. 333-283961.

The exhibits to Canada’s Annual Report on Form 18-K for the year ended March 31, 2025, are hereby amended to include the following: Exhibit E: Opinion and Consent of General Counsel, Finance Legal Services, Department of Justice (Canada)

It is estimated that the expenses of Canada in connection with the sale of the bonds will be as follows:

Filing Fee(1)	U.S. $	137,670.00
Legal		95,000.00
Miscellaneous Expenses		17,330.00

	U.S. $	250,000

(1)	Calculated based on filing fee of U.S. $92.70 per U.S. $1,000,000 for U.S. $1,485,110,000 of debt securities registered in 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 27th day of May, 2026.

CANADA

By:	/s/ Daniel Burnett
Daniel Burnett
Director
Reserves Management Section
Funds Management Division
Department of Finance
Government of Canada

EXHIBIT INDEX

Exhibit No.

E:	Opinion and Consent of General Counsel, Finance Legal Services, Department of Justice (Canada)